UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On February 4, 2026, Intelligent Group Limited (NASDAQ: INTJ) (the “Company”), filed an amended and restated memorandum and articles of association (the “A&R M&A”) with the BVI Registry of Corporate Affairs. The amendments provide for: (i) an increase in the minimum number of directors from one to three; (ii) a reduction in the requisite voting percentage for the removal of a director (whether by a resolution passed at a meeting of the members or a written resolution) from at least 75% to 51% of the votes of the members entitled to vote; (iii) a prohibition on a Company agent appointing any substitutes or delegates to exercise all or any of the powers conferred on such agent, unless the director resolution appointing the agent specifically authorises such an appointment; (iv) a requirement that any person appointed as the Company’s agent affix the Company’s seal (in accordance with the articles of association of the Company) when executing any document on behalf of the Company; and (v) the formal execution requirements for the Company to enter into enforceable and binding written instruments.

Attached to this report on Form 6-K as Exhibit 3.1 is a copy of the A&R M&A, which has become effective on February 4, 2026.

EXHIBIT INDEX

Exhibit No.	Exhibit

3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: February 12, 2026

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